Exhibit 99.2
WNS (HOLDINGS) LIMITED
NOTICE OF EXTRAORDINARY GENERAL MEETING
To be Held on November 22, 2011
To our Shareholders:
NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “Extraordinary General Meeting”) of the shareholders of WNS (Holdings) Limited, a company incorporated in Jersey, Channel Islands (the “Company”), will be held at our registered office at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands on Tuesday, November 22, 2011 at 11.00 a.m. (Jersey time) for the purpose of considering the following special business, as more fully described in the Proxy Statement accompanying this notice, and if thought fit adopting the following resolution:
SPECIAL BUSINESS
The following resolution will be proposed as a special resolution:
Resolution (To approve an increase in the authorised share capital of the Company)
“IT WAS RESOLVED that the authorised share capital of the Company be and hereby is increased from £5,100,000, divided into 50,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each, to £6,100,000, divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each, by the creation of 10,000,000 additional ordinary shares of 10 pence each and that the Company’s memorandum of association be amended accordingly.”

DATED: October 18, 2011	Registered Office:
Queensway House,
Hilgrove Street,
BY ORDER OF THE BOARD	St Helier,
Jersey JE1 1ES,
Channel Islands
Computershare Company Secretarial Services (Jersey) Limited
Company Secretary

NOTES:
1.
The Board of Directors has fixed the close of business on October 18, 2011 as the record date for determining those persons whose names appear on our Register of Members as holders of our ordinary shares (collectively, our “Shareholders”) who will be entitled to receive copies of this Notice of Extraordinary General Meeting, the accompanying Form of Proxy and Proxy Statement.

2.
A Shareholder entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy or proxies to attend the Extraordinary General Meeting and, on a poll, to vote on his behalf. A proxy need not be a Shareholder. A Form of Proxy, which should be completed in accordance with the instructions printed thereon, is enclosed with this document. The appointment of a proxy will not prevent a Shareholder from subsequently attending and voting at the Extraordinary General Meeting in person.

3.
To be valid, the instrument appointing a proxy or proxies, and any power of attorney or other authority (e.g. board minutes) under which it is signed (or a notarized copy of any such power or authority), must be deposited at the registered office of the Company (c/o Computershare Company Secretarial Services (Jersey) Limited at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands (attention: Sheena Toudic)) not less than 48 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote.

4.
A proxy may be revoked by: (i) giving the Company notice in writing deposited at the Company’s registered office (c/o Computershare Company Secretarial Services (Jersey) Limited at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands (attention: Sheena Toudic)) before the commencement of the Extraordinary General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote; (ii) depositing a new Form of Proxy with the Company Secretary before the commencement of the Extraordinary General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote (although it should be noted that the new Form of Proxy will only be a valid proxy, as opposed to being capable of revoking an earlier Form of Proxy, if deposited not less than 48 hours before the time appointed for the Extraordinary General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote); or (iii) attending in person and voting on a poll.

5.
If the Extraordinary General Meeting is adjourned for lack of a quorum, the adjourned meeting will be held at 11.00 am (Jersey time) on November 29, 2011 at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands. Under the Company’s Articles of Association, the quorum for the holding of general meetings is not less than two Shareholders present in person or by proxy and holding ordinary shares conferring not less than one-third of the total voting rights of all the Shareholders entitled to vote at the meeting.

6.	Explanatory notes to the resolution to be proposed at the Extraordinary General Meeting are contained in the Proxy Statement which accompanies this Notice of Extraordinary General Meeting.

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